NIKE, Inc.            Exhibit 12.1

              Computation of Ratio of Earnings to Fixed Charges

                                                Six Months Ended
                                                   November 30,
                                                ________________

                                                1997         1996
                                                ____         ____
                                              (dollars in thousands)

Net income                                     $394,179     $402,935
Income taxes                                    246,700      254,900
                                               ________     ________

  Income before income taxes                    640,879      657,835
                                               ________     ________

Add fixed charges
  Interest expense (A)                           34,874       24,430
  Interest component of leases (B)               21,923       11,866
                                               _________    ________

Total fixed charges                              56,797       36,296
                                               _________    ________

Earnings before income taxes and
  fixed charges (C)                            $696,857     $692,595
                                               ========     ========

Ratio of earnings to total fixed charges          12.27        19.08
                                               ========     ========


(A)  Interest expense includes interest both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.